# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## January 30, 2015

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

## Ascendis Pharma A/S

## File No. 333-201050 - CF#31389

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Ascendis Pharma A/S submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on December 18, 2014.

Based on representations by Ascendis Pharma A/S that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through August 1, 2017 |
| Exhibit 10.2 | through August 1, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary